

September 11, 2013

<u>Via E-mail</u>
Mr. Anthony P. Rodio
Chief Executive Officer
Tropicana Entertainment, Inc.
8345 W. Sunset Road, Suite 200
Las Vegas, NV 89113

> RE: **Tropicana Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 0-53831**

Dear Mr. Rodio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Net Revenues, page 43</u>

1. In future filings please discuss whether each region experienced any changes in their hold or win percentages or advise. Where the changes are material, please discuss the reason(s), if any, for such changes.

<u>Revenue Recognition and Promotional Allowances, page F-12</u>

2. In future filings please disclose the amount of gross revenues by revenue type that are related to promotional allowances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Anthony P. Rodio
Tropicana Entertainment, Inc.
September 11, 2013
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions on the financial statements or related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief